Exhibit 3.7
CERTIFICATE OF AMENDMENT
TO
THE CERTIFICATE OF INCORPORATION
OF
HEALTH BENEFITS DIRECT CORPORATION
               HEALTH BENEFITS DIRECT CORPORATION, (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
               FIRST: That the board of directors of the Corporation (the “Board of Directors”), at a duly convened meeting of the Board of Directors, duly adopted a resolution declaring advisable the amendment of the Certificate of Incorporation of the Corporation, as amended (the “Certificate’), and submitted the same to the stockholders of the Corporation for approval. The resolution setting forth the proposed amendment is as follows:
               RESOLVED, that Article FOURTH be amended and restated in its entirety as follows:
     “FOURTH: A. The total number of shares of stock which the Corporation shall have the authority to issue is 210,000,000. The Classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:
1.	Two Hundred million (200,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”); and

2.	Ten million (10,000,000) shares of Preferred Stock, par value of $0.001 per share (the “Preferred Stock”).”
               SECOND: That the stockholders of the Corporation have duly approved the aforesaid amendment in accordance with the provisions of Section 242 of the DGCL.

               IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Company by its Chief Financial Officer and Chief Operating Officer this 25th day of March, 2009.

HEALTH BENEFITS DIRECT CORPORATION

By:	/s/ ANTHONY R. VERDI
Name: Anthony R. Verdi
Title: Chief Financial Officer and Chief Operating Officer